Exhibit 11.1

Insider Trading Policy

This Policy on Insider Trading (this “Policy”) describes the standards of National Energy Services Reunited Corp. and its subsidiaries (the “Company”) on trading, and causing the trading of, the Company’s securities or securities of certain other publicly traded companies while in possession of confidential information. This Policy is divided into two parts: the first part prohibits trading in certain circumstances and applies to all directors, officers and employees and their respective immediate family members and the second part imposes special additional trading restrictions and applies to all “Covered Persons”, which includes (i) directors, (ii) the Company’s Chief Executive Officer, Chief Financial Officer, Vice President of Operations and General Counsel and (iii) certain other employees that the Company may designate from time to time because of their position, responsibilities or their actual or potential access to material information.

One of the principal purposes of the federal securities laws is to prohibit so-called “insider trading.” Simply stated, insider trading occurs when a person uses material nonpublic information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company’s securities or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “nonpublic.” These terms are defined in this Policy under Part I, Section 5 below. The prohibitions would apply to any director, officer or employee who buys or sells Company stock on the basis of material nonpublic information that he or she obtained about the Company, its customers, suppliers, partners, competitors or other companies with which the Company has contractual relationships or may be negotiating transactions.

All Covered Persons are required to acknowledge they have read and will abide by this Policy, which may be evidenced by signing the attached Acknowledgment and Certification in Appendix A.

PART I

1.	Applicability

This Policy applies to all trading or other transactions in the Company’s securities, including the Company’s ordinary shares, warrants and any other securities that the Company may issue, such as preferred stock, options, notes, bonds, and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company, such as exchange-traded options. This Policy applies to all employees of the Company, all officers of the Company and all members of the Company’s board of directors and their immediate family members (defined below).

Directors, officers and employees of the Company are responsible for ensuring that their immediate family members and any other person or entity controlled by such person or immediate family member comply with the provisions of this Policy. For purposes of this Policy, the term “immediate family member” includes a person’s children, stepchildren, parents, stepparents, spouse, siblings, mother-in-law, father-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, as well as any person (other than a tenant or employee) sharing such person’s household.

2.	General Policy: No Trading or Causing Trading While in Possession of Material Nonpublic Information

(a)	No director, officer or employee, or any of their immediate family members, may purchase or sell, or offer to purchase or sell, any Company security, whether or not issued by the Company, while in possession of material nonpublic information about the Company.

(b)	No director, officer or employee, or any of their immediate family members, who knows of any material nonpublic information about the Company may communicate (“tip”) that information to any other person, including family members and friends, or otherwise disclose such information without the Company’s authorization.

(c)	No director, officer or employee, or any of their immediate family members may purchase or sell any security of any other company while in possession of material nonpublic information about the other company that was obtained in the course of his or her involvement with the Company. No director, officer or employee, or any of their immediate family members, who knows of any such material nonpublic information may communicate that information to, or tip, any other person, including family members and friends, or otherwise disclose such information without the Company’s authorization.

(d)	For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and nonpublic unless you first consult with, and obtain the advance approval of, the General Counsel.

(e)	Covered Persons must pre-clear all trading in securities of the Company in accordance with the procedures set forth in Part II, Section 3 below.

3.	Confidentiality of Nonpublic Information

Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. No director, officer or employee shall discuss internal Company matters or developments with anyone outside of the Company, except as required in the performance of regular corporate duties consistent with that person’s obligations to the Company. This prohibition applies specifically, but not exclusively, to inquiries about the Company that may be made by shareholders, investment analysts or others in the financial community. If a director, officer or employee receives any enquiries of this nature, the person should decline comment and refer the inquirer to the Investor Relations department.

4.	Applicability to Material Nonpublic Information Regarding Other Companies

This Policy also applies to material nonpublic information relating to other companies, including the Company’s customers, vendors or potential business combination or acquisition targets (“business partners”) when the information is obtained in the course of employment with, or other services performed on behalf of, the Company. All personnel should treat material nonpublic information about a business partner with the same care required with respect to information related directly to the Company.

5.	Definitions

In addition to the terms otherwise defined herein, the following terms have the meanings given to them below

(a)	Material. Insider trading restrictions come into play only if the information you possess is “material.” Materiality, however, involves a relatively low threshold. Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision. Information dealing with the following subjects is reasonably likely to be found material in particular situations:

(i)	Significant changes in the Company’s prospects;

(ii)	Significant write-downs in assets or increases in reserves;

(iii)	Developments regarding significant litigation or government agency investigations;

(iv)	Liquidity problems;

(v)	Changes in earnings estimates or unusual gains or losses in major operations;

(vi)	Major changes in the Company’s management or the board of directors;

(vii)	Changes in dividends;

(viii)	Extraordinary borrowings;

(ix)	Major changes in accounting methods or policies;

(x)	Award or loss of a significant contract;

(xi)	Cybersecurity risks and incidents, including vulnerabilities and breaches;

(xii)	Changes in debt ratings;

(xiii)	Proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets; and

(xiv)	Offerings of Company securities.

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. If you are unsure whether information is material, you should either consult the General Counsel before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates or assume that the information is material.

(b)	Nonpublic. Insider trading prohibitions come into play only when you possess information that is material and “nonpublic.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be public the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public. Nonpublic information may include:

(i) Information available to a select group of analysts or brokers or institutional investors;

(ii) Undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

(iii) Information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information, normally two trading days.

As with questions of materiality, if you are not sure whether information is considered public you should either consult with the General Counsel or assume that the information is nonpublic and treat it as confidential.

6.	Responsibilities of the General Counsel

The General Counsel of the Company shall be responsible for the administration of this Policy. The duties of the General Counsel include, but are not limited to, the following:

(a)	Assisting with the implementation and enforcement of this Policy;

(b)	Circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;

(c)	Pre-clearing all trading in securities of the Company by Covered Persons in accordance with the procedures set forth in Part II, Section 3 below

(d)	Providing approval of any Rule 10b5-1 plans under Part II, Sections 1(c) and (d) below and any prohibited transactions under Part II, Section 4 below; and

(e)	Providing a reporting system with an effective whistleblower protection mechanism.

7.	Exceptions

There are no exceptions to this Policy, except that certain transactions specifically noted below will not be subject to the trading restrictions in this Policy:

(a)	Stock Option Exercises. The trading restrictions in this Policy do not apply to the exercise of an employee stock option acquired pursuant to the Company’s long-term incentive plans for cash or the delivery of previously owned Company stock, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. The trading restrictions do apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

(b)	Restricted Stock Awards. The trading restrictions in this Policy do not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The trading restrictions in this Policy do apply, however, to any market sale of restricted stock.

(c)	401(k) Plan. The trading restrictions in this Policy do not apply to purchases of the Company’s securities in a Company 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. The trading restrictions in this Policy do apply, however, to certain elections you may make under the 401(k) plan, including: (i) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund; (ii) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund; (iii) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (iv) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

(d)	Employee Stock Purchase Plan. The trading restrictions in this Policy do not apply to purchases of the Company’s securities in an employee stock purchase plan pursuant to which the Company’s securities are purchased on the open market resulting from your periodic contribution of money to such plan pursuant to the election you made at the time of your enrollment in such plan. The trading restrictions in this Policy also do not apply to purchases of the Company’s securities resulting from lump sum contributions to such an employee stock purchase plan, provided that you elected to participate by lump sum payment at the beginning of the applicable enrollment period. The trading restrictions in this Policy do apply, however, to your election to participate in such an employee stock purchase plan for any enrollment period and to your sales of the Company’s securities purchased pursuant to the plan.

(e)	Priority of Statutory or Regulatory Trading Restrictions. The prohibitions and restrictions set forth in this Policy will be superseded by any greater prohibitions and restrictions under federal or state securities laws and regulations.

(f)	Other Similar Transactions. Any other purchase of the Company’s securities from the Company or sales of the Company’s securities to the Company are not subject to this Policy.

8.	Violations of Insider Trading Laws

Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory. Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to this Policy, if permitted, may only be granted by the General Counsel and must be provided before any activity contrary to the above requirements takes place.

PART II

1.	Blackout Periods

All Covered Persons are prohibited from trading in the Company’s securities during blackout periods as defined below:

(a)	Quarterly Blackout Periods. Trading in the Company’s securities is prohibited during the period beginning at the close of the market on the last day of each fiscal quarter and ending at the close of business on the second trading day following the date the Company’s financial results are publicly disclosed. During these periods, Covered Persons generally possess or are presumed to possess material nonpublic information about the Company’s financial results.

(b)	Other Blackout Periods. From time to time, other types of material nonpublic information regarding the Company (such as negotiation of mergers, acquisitions or dispositions, investigation and assessment of cybersecurity incidents or new product developments) may be pending and not be publicly disclosed. While such material nonpublic information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected.

(c)	Exception. These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction or arrangement under Rule 10b5-1 (an “Approved 10b5-1 Plan”) under the Securities Exchange Act of 1934 (the “Exchange Act”) as long as the plan has been approved by the General Counsel and was made in good faith and not while in possession of material nonpublic information and within a blackout period. Approved 10b5-1 Plans are passive investment plans in which the holder relinquishes direct control over the purchases and sales of securities.

(d)	Rule 10b5-1 Plans. Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into an Approved 10b5-1 Plan. Once entered into, a person cannot deviate from the plan in any respect at the time they are aware of any material nonpublic information. The Company is required to make certain public disclosures on a quarterly basis related to 10b5-1 Plans entered into by Covered Persons, as well as any written trading arrangements entered into by those persons that do not comply with the requirements of Rule 10b5-1. As a result, the Company requires that all written trading arrangements of Covered Persons that would be disclosable by the Company must comply with the requirements of Rule 10b5-1. Written trading arrangements that provide for purchases or sales of the Company’s securities pursuant to (i) representation that the person entering into the plan does not have material nonpublic information, and (ii) the person entering into the plan provides specified direction to a third party to sell a determinable number of shares at a specified price (or assigns the decision making authority to a third party), but does not constitute an Approved 10b5-1 Plan, are not permitted unless approved by the General Counsel.

2.	Trading Window

Covered Persons are permitted to trade in the Company’s securities when no blackout period is in effect. Generally, this means that Covered Persons can trade during the period beginning on the day that the blackout period under Part II, Section 1(a) ends and ending on the day that the next blackout period under Part II, Section 1(a) begins. However, even during this trading window, a Covered Person who is in possession of any material nonpublic information should not trade in the Company’s securities until the information has been made publicly available or is no longer material. In addition, the Company may close this trading window if a special blackout period under Part II, Section 1(b) above is imposed and will re-open the trading window once the special blackout period has ended.

3.	Pre-Clearance of Securities Transactions

(a)	Because Covered Persons are likely to obtain material nonpublic information on a regular basis, the Company requires all such persons to refrain from trading, even during a trading window under Part II, Section 2 above, without first pre-clearing all transactions in the Company’s securities.

(b)	Subject to the exemption in subsection (c) below, no Covered Persons may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the General Counsel. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control.

(c)	Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the General Counsel.

4.	Prohibited Transactions

Covered Persons, including their immediate family members, are prohibited from engaging in the following transactions in the Company’s securities unless advance approval of the specific transactions contemplated is obtained from the General Counsel:

(a)	Short-term trading. Covered Persons who purchase Company securities may not sell any Company securities of the same class for at least six months after the purchase;

(b)	Short sales. Covered Persons may not sell the Company’s securities short;

(c)	Options trading. Covered Persons may not buy or sell puts or calls or other derivative securities on the Company’s securities;

(d)	Trading on margin or pledging. Covered Persons may not hold Company securities in a margin account or pledge Company securities as collateral for a loan; and

(e)	Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

INQUIRIES

If you have any questions regarding any of the provisions of this Policy, please contact the General Counsel.

Policy amended and restated effective January 1, 2025.

Appendix A

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Company’s Policy on Insider Trading. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of nonpublic information.

Name:
Date: